Exhibit (a)(1)(D)

Offer to Purchase

by

Asta Funding, Inc.

for

Up to 5,314,009 Shares of Its Common Stock

at a Purchase Price of $10.35 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 15, 2017, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

January 19, 2017

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Asta Funding, Inc., a Delaware corporation (the “Company”), has appointed us to act as the Information Agent in connection with its offer to purchase up to 5,314,009 shares of its common stock, par value $0.01 per share (the “Shares”), at a price of $10.35 per share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Pursuant to the Settlement Agreement (the “Settlement Agreement”), dated January 6, 2017, by and among The Mangrove Partners Master Fund, Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August (collectively, “Mangrove”), and, for limited purposes stated therein, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, with Gary Stern, Ricky Stern, Emily Stern, Arthur Stern and Asta Group Incorporated, the “Stern Family”), Mangrove will tender their respective 4,005,701 Shares for purchase by Asta. See Sections 1, 3 and 14 of the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Capitalized terms used in this letter but not defined herein have the meanings given in the enclosed Offer to Purchase.

Asta will purchase all Shares that it purchases in the Offer at the Purchase Price. However, because of the proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at the Purchase Price may not be purchased if more than 5,314,009 Shares are properly tendered and not properly withdrawn. In addition, if a tender is conditioned upon the purchase of a specified number of Shares, it is possible that none of those Shares will be purchased. If the number of Shares properly tendered is less than or equal to 5,314,009 Shares, the Company will, on the terms and subject to the conditions of the Offer, purchase all Shares so tendered.

Subject to the terms and conditions of the Offer, only Shares properly tendered, or deemed to be tendered, at the Purchase Price and not properly withdrawn will be eligible for purchase in the Offer. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering stockholders promptly following the Expiration Date. Gary Stern (or his permitted assignees) has unconditionally agreed to purchase, and Mangrove has unconditionally agreed to sell, at the Purchase Price of $10.35 per Share any Shares that Mangrove owns that Asta did not purchase pursuant to the Offer on the eleventh business day following the closing of the Offer. See Sections 1 and 8 of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if more than 5,314,009 Shares are properly tendered, or deemed to be tendered, at the Purchase Price and not properly withdrawn prior to the Expiration Date, the Company will proceed as follows: (i) first, subject to the conditional tender provisions described in Section 9 of the Offer to Purchase, the Company will purchase all Shares properly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchases of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased 5,314,009 Shares; and (ii) second, only if necessary to permit the Company to purchase 5,314,009 Shares, the Company will purchase Shares from holders who properly tender Shares conditionally (and do not properly withdraw them prior to the Expiration Date) and for which the condition was not initially satisfied, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 6, 7 and 9 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.     Offer to Purchase, dated January 19, 2017;

2.     Letter of Transmittal, for your use in accepting the Offer and tendering Shares of, and for the information of, your clients, including an IRS Form W-9 (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

3.     Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.     Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date.

The conditions of the Offer are described in Section 10 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on February 15, 2017, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer:

●

the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

●

the tendering stockholder must deliver a properly completed notice of guaranteed delivery prior to the Expiration Date and comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not made and is not making, and none of the Company, the Company’s affiliates or subsidiaries, the Information Agent or the Depositary has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. We have not authorized any person to make any such recommendation. Other than Mangrove who committed to tender all of their Shares and the Stern Family who has agreed not to tender their Shares, pursuant to the Settlement Agreement, your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. Before taking any action with respect to the Offer, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Sections 2 and 5 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company’s directors and executive officers have informed the Company that they do not intend to tender Shares in the Offer. In addition, pursuant to the terms of the Settlement Agreement, the Stern Family has agreed not to tender their Shares.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes or stamp duties, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 8 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Information Agent and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is: 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders may call toll free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

Innisfree M&A Incorporated

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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